Mr. H. Christopher Owings
Re: Solar Acquisitions Corp.
March 9, 2009
Page 1 of4

Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester, CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

February 10, 2009

H. Christopher Owings
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549-5546

Re:              Solar Acquisition Corp.
Registration Statement on Form S-1, as amended Filed January 8, 2009
Form 10-K for Fiscal Year Ended December 31, 2007 Filed July 10, 2008
Form 10-Q for Fiscal Period Ended September 30, 2008 Filed January 12, 2009 File No. 333-152-496

Dear Mr. Owings,

Please see the responses to your letter below: Prospectus Summary, page 1

1.  We note your response to comment one from our letter dated February 3, 2009. In your response you indicate that your sole objective at this point is to partner with Solar Teyin with the implication that you are not a blank check company. Therefore, please include appropriate disclosure in that regard, and include, if true, an affirmative statement in a prominent location of the prospectus, such as in the summary, making clear that you have no plans or intentions to be acquired or to merge with an operating company nor do you, nor any of your shareholders, have plans to enter into a change of control or similar transaction or to change the management of the company. Also, please confirm to us whether Peter Klamka has been involved in the formation or principal ownership of any other public companies or seeking to go public.

Mr. H. Christopher Owings
Re: Solar Acquisitions Corp.
March 9, 2009
Page 2 of4

We have added the following information:

We have no plans or intention to be acquired or to merge with an operating company. The Company, nor do any of the shareholders, have plans to enter into a change of control or similar transaction or to change the management of the Company. Our sole officer and director, Peter Klamka, is involved with other public companies and shell companies, that are both public or seeking to go public including Miss World Holdings, Inc., Barton Solar, Inc., CEPHAS Holdings, Inc. currently. Mr. Klamka also serves on the Board of Directors for Phoenix Interests, Inc.

Management's Discussion and Analysis of Financial Condition, page 31

2. We note your response to comment seven from our letter dated February 3, 2009. We also note your statement in the fourth paragraph on page 32 that "[d]uring 2008, we issued additional shares in exchange for consulting services valued at $990,000. Hence, we incurred operating expenses of $992,574 (inclusive of professional fees) resulting in a cumulative loss of $1,001,924." Please include in your Recent Sales of Unregistered Securities section the information required pursuant to Item 701 of Regulation S-K. Please also indicate in that section the date of the various transactions noted in this section. Also, please discuss the type of consulting services you received and if any of the parties to the agreement was an affiliate of you. If any parties to the agreement were affiliates, please disclose the information required under Item 404 of Regulations S-K.

We have added the following information:

Name of Shareholder	Number Of Shares
Richard Mays (1)	1,000,000
Condor Financial Management, S.A. (2)	1,000,000
Ecorum Limited (3)	1,000,000
liveIR (4)	1,000,000
Susan Radke (5)	1,000,000
Algol (6)	1,000,000
Ajoy Garapati (7)	1,000,000
Joe Eberhard (8)	1,000,000
HW Funds Group, LLC (9)	500,000
Dynamic Development (10)	500,000

(1) Richard Mays received his shares on June 1, 2008 in consideration for ongoing services relating to procuring municipal, corporate and state projects for the Company to undertake as it begins its operations.

Mr. H. Christopher Owings
Re: Solar Acquisitions Corp.
March 9, 2009

(2)
Condor received shares on June 1, 2008 in consideration for their assistance and consulting services relating to financial concerns, including the financing of panel purchases, future installation operation, and other turnkey projects.

(3)
Ecorum Limited received shares on June 1, 2008 in consideration for their assistance and consulting services relating to financial concerns, including the financing of panel purchases, future installation operation, and other turnkey projects.

(4)
liveIR received shares on June 1, 2008 in consideration for providing business consulting and advisory services, including finding and coordinating the persons and entities already named, managing the relationship with HHII.

(5)	Susan Radke received her shares on June 1, 2008 in consideration for providing research support in efficiently locating solar farms for best return on investment.
(6)
Algol received shares on June 1, 2008 in consideration for providing business consulting and advisory services, including finding and coordinating the persons and entities already named, managing the relationship with HHII.

(7)	Ajoy received shares on June 1, 2008 for solar technology consulting services.
(8)
Joe Eberhard received shares on June 1, 2008 in consideration for providing business consulting and advisory services, including finding and coordinating the persons and entities already named, managing the relationship with HHII.

(9)
HW Funds Group, LLC received shares on June 1, 2008 in consideration for their assistance and consulting services relating to financial concerns, including the financing of panel purchases, future installation operation, and other turnkey projects.

(10)
Dynamic Development received shares on June 1, 2008 in consideration for initiating relationships with future international buyers of our products and services and initiating relationship with foreign governments.

Shares Eligible for Future Sale, page 35

3.
We note your response to comment nine from our letter dated February 3, 2009. We note, however, that you have removed this entire section and not just the statement referenced in our comment. Please advise why you determined to remove this entire section. Alternatively, please reinsert this section without the statement that the shares are freely tradable without further registration or reinsert the entire section and indicate, if true, that the statement regarding the tradability of the shares is the opinion of your counsel and refer readers to the legality opinion filed as an exhibit.

We have reinserted this information according to the comment and amended accordingly. Financial Statements of Solar Acquisition Corp.. page F-2

4.
We note that your fiscal year end was December 31, 2008. Please revise your registration statement to include audited financial statements for the fiscal year ended 2008 and update the remainder of your filing as appropriate. Please see Rule 8-08 of Regulation S-X.

Mr. H. Christopher Owings
Re: Solar Acquisitions Corp.
March 9, 2009

We have included the appropriate financial statements. Form 10-K for the Fiscal Year Ended December 31, 2007

5.
We note your response to comment 13 from our letter dated February 3, 2009. Please file your amended Form 10-K as soon as possible so that we may review your changes prior to declaring your registration statement effective.

This has been filed with the appropriate Controls and Procedures statement. Form 10-O for the Fiscal Period Ended September 30, 2008

6.
We note your response to comment 14 from our letter dated February 3, 2009. Please file an amendment to your Form 10-Q for the period ended September 30, 2008 and include an Exhibit 31 that tracks the language of Item 601(b)(31) of Regulation S-K.

We have added the proper language under Item 601(b)(31) and have filed the 10q.

Please contact us with any questions or concerns. If possible, please advise us if we may submit a request for acceleration. Our fax number is 951-602-6049.

Sincerely,

/s/jis
Jillian Ivey Sidoti
Counsel for Solar Acquisitions Corp, Inc.

du/JIS

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